UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at April 28, 2017

Commission File No. 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Cover letter – Letter to Shareholders
99.2	Notice of Meeting for Notice and Access Mailing
99.3	Notice of Meeting and Management Information Circular
99.4	Form of Shareholder Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date: April 28, 2017

/s/ “Trevor Thomas”

__________________________________________
Trevor Thomas
General Counsel